Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158478

GLOBAL INCOME TRUST, INC.

STICKER SUPPLEMENT DATED FEBRUARY 1, 2012

TO PROSPECTUS DATED OCTOBER 24, 2011

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated October 24, 2011 and the sticker supplement thereto dated November 3, 2011. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Income Trust” include Global Income Trust, Inc. and its subsidiaries.

This information is presented as of January 31, 2012.

RECENT DEVELOPMENTS

Pending Acquisition (International)

On January 31, 2012, through our subsidiary, GIT Giessen, a Luxembourg limited liability company, we entered into a purchase and sale agreement (the “PSA”) to acquire a retail center in Giessen, Germany (referred to herein as the “Giessen Retail Center”), which is approximately 37 miles north of Frankfurt, Germany’s financial center. Giessen is located in the Rhine-Main region of Germany, which has a population exceeding 5.5 million. The Giessen Retail Center is situated in a commercial park which, due to its proximity to major highways and rail line, is home to many of Germany’s leading retailers in the food and non-food sectors.

The Giessen Retail Center, constructed between 2007 and 2008, is situated on a site of approximately 74,200 square feet and consists of two adjacent one-story buildings having approximately 34,700 square feet of total rentable space, and 85 parking spaces. The property is fully leased at market rates to six German international and national non-food value retailers. Value retail is a term we use to describe the segment of retail that focuses on products for price-conscious consumers, who comprise more than one-third of Germany’s retail market. The property’s tenants, all of which are stores that are part of national or multi-national chains, include a drug store, a two textile retailers, a clothing retailer, a home accessories retailer, and a pet food/pet accessories retailer. The existing weighted average lease term is approximately 6.6 years, with options to renew for an additional three to five years. The seller of the building is a Luxembourg company not affiliated with us. It is anticipated that the property will be actively managed by members of our sub-advisor, MGPA Advisory (Singapore) Pte Ltd out of its affiliated Frankfurt, Germany office.

The purchase price for the Giessen Retail Center is expected to be approximately $5.2 million, exclusive of closing costs. Since the purchase price specified in the PSA is denominated in Euros, the amount we pay at closing may increase or decrease, depending upon currency exchange rate fluctuations. Additionally, the PSA is governed by German law and accordingly, if we do not close on the purchase of the Giessen Retail Center through no fault of the seller, we could be liable to the seller for the full amount of the purchase price. We anticipate funding a portion of the purchase price with financing from a German bank and the balance, plus closing costs, from proceeds of our current offering. However, if a loan is not funded, we will nevertheless close on this acquisition and fund all of the purchase price from offering proceeds.

Closing is contingent upon a title verification process, completed under German law, which is expected to occur during the first quarter of 2012. We expect to obtain financing from a German bank for approximately 55% of the purchase price; however, the loan will not be funded, and we will not be obligated to pay for the acquisition, until the title verification process has been completed. We expect the loan to have a 20 year term and to be secured by the Giessen Retail Center and its rental stream. The interest rate is expected to be a fixed rate of 3.7% per annum for the first 10 years of the loan, at which time the interest rate, and whether fixed or variable, will be renegotiated. It is expected that monthly interest only payments will be required for the first 5 years of the loan. Thereafter, it is expected that amortized monthly payments of principal and interest will be required through the maturity date, at which time the loan will be fully amortized.

The Giessen Retail Center represents our fourth acquisition, and our first international property. It diversifies our portfolio geographically and also represents our first retail property. Our other assets include two Class A office buildings and an industrial building, all of which are located in Texas. The Giessen Retail Center is also the first property in our growing portfolio to have multiple tenants, further diversifying the sources of our revenues.

Statement Regarding Forward-Looking Information

Certain statements in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Global Income Trust, Inc. (herein also referred to as the “Company”) intends that all such forward-looking statements be covered by the safe-harbor provisions for forward-looking statements of Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable.

All statements, other than statements that relate solely to historical facts, including, among others, statements regarding the Company’s future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should,” “continues,” “pro forma” or similar expressions. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to, the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2010, and other documents filed from time to time with the Securities Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Such factors include, but are not limited to: the global impact of the current credit crisis in the U.S. and Europe; changes in general economic conditions in the U.S. or globally (including financial market fluctuations); risks associated with our investment strategy; risks associated with the real estate markets in which the Company invests; risks of doing business internationally and global expansion, including unfamiliarity with new markets and currency risks; risks associated with the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with its debt covenants; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; competition for properties and/or tenants in the markets in which the Company engages in business; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to development projects or acquired property value-add conversions, if applicable (including construction delays, cost overruns, the Company’s inability to obtain necessary permits and/or public opposition to these activities); defaults on or non-renewal of leases by tenants; failure to lease properties at all or on favorable rents and terms; unknown liabilities in connection with acquired properties or liabilities caused by property managers or operators; the Company’s failure to successfully manage growth or integrate acquired properties and operations; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expense items and costs, uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding or potential litigation; risks associated with the Company’s tax structuring; the Company’s failure to qualify and maintain its status as a real estate investment trust and the Company’s ability to protect its intellectual property and the value of its brands.

Management believes these forward-looking statements are reasonable; however, such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and the Company may not be able to realize them. Investors are cautioned not to place undue reliance on any forward-looking statements which are based on current expectations. All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law.

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